UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Nes Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On June 15, 2015, BiondVax Pharmaceuticals Ltd. issued a press release announcing its participation in a workshop organized by EDUFULVAC, (EDUcate inFLUenza VACcine), a corresponding European Consortium coordinated by the European Vaccine Initiative (Germany) and NIAID (the National Institute of Allergy and Infectious Diseases, a National Institute of Health branch) in the United States. The workshop, which is scheduled between June 18 and June 19, 2015, will focus on assays for cell mediated immune responses that are specific to multiple influenza strains. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, below is an English translation (from Hebrew) of an immediate report by BiondVax Pharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on June 15, 2015, in accordance with the Israeli Securities Regulations.

June 15, 2015

To	To
Israeli Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report

The Company hereby announces that it will present in a workshop organized by EDUFULVAC, (EDUcate inFLUenza VACcine) a corresponding European Consortium coordinated by the European Vaccine Initiative (Germany) and NIAID (the National Institute of Allergy and Infectious Diseases, a National Institute of Health branch) in the United States.

The workshop will bring together experts from research institutions, industry, public health and regulatory agencies with the aim of evaluating immunoassays that can be used to assess broadly reactive or universal influenza vaccines and their standardization. The workshop focuses on assays for cell mediated immune responses that are specific to multiple influenza strains. Dr. Tamar Ben-Yedidia, the Chief Scientist of BiondVax, will present data and discuss the Company’s own experience and views on assays for the assessment of future vaccines.

In addition, attached to this immediate report as Appendix A is a press release for publication in the U.S. regarding the participation of the Company in this workshop.

The Company's estimations regarding the Company's participation in this workshop are forward looking statement as defined in the Israeli Securities Act, 1968-5728, regarding possible events and developments that may not materialize, in whole or in part, as a result of certain factors that are not within the company's control and/or the materialization of the risk factors included in the Annual Report, as defined below.

For more information regarding the company's product candidate and its development stages please see Section 8 to the annual report published on ISA and TASE websites on March 26, 2015, reference number 2015-01-063070 (the "Annual Report").

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 15, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 15, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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